Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF
300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

June 25, 2014

BATTLE MOUNTAIN GOLD INC. COMMENCES EXPLORATION OF ITS LEWIS GOLD-SILVER PROPERTY IN NORTH-CENTRAL NEVADA

Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce that it has commenced exploration on its Lewis gold-silver property. This 2,225 hectare (5,500 acre) land position lies directly adjacent to the Fortitude open-pit of Newmont, near the town of Battle Mountain in north-central Nevada (Figure 1). As of December 31st, 2013*, the combined reserves and resources of the Fortitude and other deposits in the Phoenix mine complex contain 271 metric tonnes of gold (8.7 million troy ounces Au), 3,614 metric tonnes of silver (116 million troy ounces Ag) and 1.03 million metric tonnes of copper (2.27 billion pounds Cu). The Company’s Lewis property consists of 7 patented and 360 unpatented mining claims. Historic mining of gold, silver and base metals was accomplished along several northerly-trending lode systems in the claim group.

The Company commenced exploration of the Lewis property in June. The planned work program consists of detailed geological surface mapping (1:2,000 to 1:5,000-scale) and geochemical rock sampling, with an emphasis on the geometric controls to gold-silver-and base metal-bearing fault and fracture systems. These target structures cut across several rock formations that have properties conducive to metals deposition, including the same formations that host ore in the Fortitude mine, located directly to the south.

More than eight mineralized zones are recognized in the Lewis property (Figure 1). The best understood gold-silver systems to date include the Virgin, Buena Vista and Trinity structural zones, which are open along strike and at depth. In each of these mineralized systems there is evidence that higher gold grades are related to the intersection of steeply-dipping, northerly-trending target structures with northwesterly-trending cross-structures. The Virgin fault system extends northwards from the Fortitude open-pit and has a strike-length of more than 1200 m through the BMG claim group. Past drill-results from the Virgin include 85.4 m at 2.23 g/t Au and 26.9 g/t Ag from 64.0 m, including 15.2 m at 9.02 g/t Au and 36.6 g/t Ag from 118.9 m (Madison Minerals, MAD-18); and 45.7 m at 6.48 g/t Au from 61.0 m, including 6.1 m at 21.5 g/t Au from 73.2 m (MAD-31).

* See Newmont 2013 Annual Report filed on February 20, 2014

The Buena Vista fault system, located about 300 m to the west of the Virgin, extends more than 1,300 m with near-surface drill-results of 7.6 m at 5.44g/t Au and 69 g/t Ag from 12.2 m, including 3.0 m at 12.7 g/t Au and 691 g/t Ag from 12.2 m (MAD-64). Previous drilling has only tested the fault system to vertical depths of typically less 100 m from surface. The Trinity structural zone is characterized by gold-silver mineralization over a strike-length of more than 1,600 m in the property area. Some of the best drill-results in the limited drilling completed to date include near-surface intercepts of 6 m at 3.5 g/t Au in DAN 46 and 13.7 m at 2.4 g/t Au in DAN-57 from percussion holes completed by Sante Fe Pacific in the northern part of the Trinity zone. The surface extents of the mineralized Buena Vista and Trinity fault systems will be quantified by geochemical soil and bedrock sampling programs in the latter part of 2014.

An airborne hyperspectral survey will soon be flown over the property and adjacent areas (> 50 km2) to delineate the extents and characteristics of hydrothermal alteration-related, clays, micas and iron-oxide minerals that typically indicate zoning in gold-silver systems and proximity to target structures. The survey will made using a light aircraft carrying a ProSpecTIRTMVS instrument which has dual sensors that are capable of measuring visible / near-infrared (VNIR) wavelengths of 400-1,000 nm and short-wave infrared (SWIR) in the 1,000-2,500 nm wavelength range. The data will be collected along flight lines spaced every 500 m with a minimum side-lap of 30% and a pixel resolution of 2 m. The airborne results will be processed and analysed by a trained geoscientist who will collect field data using a portable spectrometer while accompanied by the BMG geologist conducting the mapping program. In addition to the detailed hyperspectral surveys over the property, ASTER satellite imagery will be analyzed for the entire Battle Mountain district, which covers more than 350 km2. This style of combined hyperspectral analysis has successfully delineated mineral zoning and directions to ore-bearing structures in gold- and silver-bearing deposits elsewhere in Nevada (e.g., Goldfield), Utah (e.g., Tintic District), Mexico (e.g., Fresnillo region) and Chile (e.g., Los Chimberos).

The relogging of diamond drill-core and reverse-circulation (RC) drill-chips from the company’s past drill programs, which total 6,812 m core and 29,225 m RC, will be undertaken for the Virgin and Buena Vista structural zones. The results of past TITAN and IP-Resistivity surveys, conducted in 2003 and 2007 in the southern portion of the property, will be reprocessed and imaged in three-dimensions using present-day algorithms.

The improved understanding gained by the drill-hole relogging campaign and the reprocessing of the geophysical data will be integrated with the results of the geological mapping, geochemical rock sampling and hyperspectral surveys. This integration of data will be used to create a three-dimensional model of the gold-silver-base metal mineralization in the property area. The intersections of prospective fault and fracture zones with one another and favourable rock formations will be targeted and tested by a diamond-core drill program designed to extend known zones of mineralization and discover new gold-silver-bearing bodies.

Dr Steve Garwin, the Technical Director of the Company and previous Chief Geologist for Newmont –Nevada (2000-2002), comments:

“The gold-silver-copper potential of the Battle Mountain district is exciting. The Company’s claim area shows systematic controls to high-grade mineralization that can be delineated in three-dimensions and tested by well-located drill-holes that have a high probability of success. The integration of multiple sets of geoscience data collected by the Company and previous explorers will increase our chances of discovery and allow us to better direct funds towards future drilling. The proximity of the Virgin and Buena Vista structural zones to the Fortitude open pit of Newmont is encouraging and indicates the resource potential of these historic lode systems.”

On May 14, 2014, Battle Mountain Gold Inc. (formerly Madison Minerals Inc.) announced that it had completed its reverse takeover transaction (the “Transaction”), as previously announced in press releases dated March 13, 2014, April 22, 2014 and April 30, 2014 and more specifically described in its information circular dated March 13, 2014, all of which are available on SEDAR at www.sedar.com under the Company’s profile. The Company has received final approval of the TSX Venture Exchange for the Transaction.

Qualified Person
Steve Garwin PhD, FAIG, FAusIMM, FSEG and Director of Battle Mountain Gold Inc. is a qualified person, as defined by NI 43-101. He is responsible for the preparation of the technical information in this news release.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”
Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Lewis Property
Reno
Las Vegas
Miles
0
100
Nevada, USA
Location Map
R 43 E
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
T 32 N
T 31 N
N
Newmont
Newmont
Antler Peak
Circle Peak
White & Shiloh
Hider
Cow Canyon
Central Virgin
Trinity
Buena Vista South
Virgin
Meager
Southwest Peak
Filipinni
NEWMONT
Phoenix Mine Property
Fortitude Open Pit
N. Hider Fault
Circle Peak Fault
Hider Fault
White and Shiloh Fault
Trinity Fault
Plumas Fault
Buena Vista Fault
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
U.S. public lands survey grid (Township and Range)
Mineralized zone
Mine, open pit
Ore body
Claim boundary
Geological Explanation
Tag Altered Granodiorite
Pj Jory Member pf the Havallah Fm
Pp Pumpernickle Formation
Pem Edna Mountain Formation
Pap Antler Peak Formation
Pb Battle Mountain Formation
Ch Harmony Formation
Dsc Scott Canyon Formation
Battle Mountain Gold Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Mineralized Areas
Figure 1
0
0.5
1
2
kilometres